5075 Westheimer, Suite 890, Houston, TX 77056
713-369-0550 Fax: 713-369-0555
June 6, 2008
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549-7010
Attention: H. Roger Schwall, Assistant Director

Re:	Allis-Chalmers Energy, Inc.
Amendment No. 1 to Registration Statement on Form S-4
Filed March 27, 2008
File No. 333-149326
Ladies and Gentlemen:
     We have received your letter dated April 8, 2008, addressed to Mr. Victor M. Perez, Chief Financial Officer of Allis-Chalmers Energy, Inc. (“Allis-Chalmers”), pursuant to which you provided comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on Amendment No. 1 to our Registration Statement on Form S-4 filed with the SEC on March 27, 2008 (File No. 333-149326) (the “Registration Statement”). In response to the Staff’s comments, we have today filed Amendment No. 2 to the Registration Statement (the “Registration Statement Amendment”) and we are submitting this response letter to you.
     For your convenience, the comments contained in your comment letter are set forth below verbatim in italicized text. Our responses appear below in the plain text following the copies of your comments.
General
1.	We note your response to prior comment 1. Please ensure that you file the omitted disclosure as soon as practicable. Please note that we will need adequate time to process the amendment once filed and may have further comment.

Our response. On April 29, 2008, Allis-Chalmers filed Amendment No. 1 (the “10-K Amendment”) to its Annual Report on Form 10-K for the year ended December 31, 2007. The 10-K Amendment contains the previously omitted disclosure referenced in your comment letter and has been specifically incorporated by reference into the Registration Statement Amendment. See page 117 of the Registration Statement Amendment.

Securities and Exchange Commission
Division of Corporation Finance
June 6, 2008

2.	We note the filing of the Form 8-K on April 3, 2008. With your next amendment, please ensure that you specifically incorporate by reference and list as an exhibit the revised by-laws of the company.

Our response. The exhibit lists set forth in the Registration Statement have been amended in accordance with this comment. See page II-4 and the Exhibit List of the Registration Statement Amendment.
     If you have any further comments, please contact the undersigned by telephone at (713) 369-0550 or by fax at (713) 369-0555, with a copy to Henry Havre of Andrews Kurth LLP, by fax at (713) 238-7279. We thank you in advance for your prompt consideration of our responses.

Very truly yours, ALLIS-CHALMERS ENERGY INC.
By:	/s/ Victor M. Perez
Victor M. Perez

Enclosures

cc:	Mellissa Campbell Duru, SEC
Henry Havre, Andrews Kurth LLP
Andrew M. Tucker, Andrews Kurth LLP
Seth R. Molay, P.C., Akin, Gump, Strauss, Hauer & Feld, L.L.P.